FREE WRITING PROSPECTUS dated July 9, 2009	Filed pursuant to Rule 433 Registration Statement No. 333-140456

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Eksportfinans ASA | July 2009 | www.eksportfinans.com

Ratings and risk weight†

Moody’s	Aa1/P-1 (Negative Outlook)

Standard & Poor’s	AA+/A-1+ (Watch Neg)

Fitch Ratings	AA/F1+ (Stable Outlook)

Risk weight	20%
S&P: (July 06, 2009): “In accordance with our updated criteria for rating government-related entities, our view of a likelihood of extraordinary government support will be based on our assessment of Eksportfinans’ importance to the government as Norway’s only export-credit institution and its link with the Norwegian state, given the strong track record of government support received last year, despite relatively low ownership ties.”
Moody’s: (December 16, 2008) “Moody’s assessment of a high probability of systemic support for Eksportfinans reflects its function as an important tool for the government as a provider of funding to the Norwegian export sector.”
† A credit rating reflects our creditworthiness in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. Our creditworthiness does not affect or enhance the likely performance of an investment other than our ability to meet our obligations.
Key facts
•	Norway’s specialized export credit institution, established in 1962 providing government supported and commercial loans to the export sector:
–	Sole and exclusive operator of the Norwegian Government supported export financing scheme on behalf of the Norwegian Ministry of Trade and Industry

–	All export lending benefits from a guarantee from the Kingdom of Norway or a highly rated financial institution
•	Largest international borrower in Norway with a long term funding requirement in 2008 of approximately USD14bn:
–	Only Norwegian international borrower with a Global benchmark program

Closest proxy to the Kingdom of Norway on a Global benchmark basis
Ownership
Issuance flexibility
•	Programs / Shelves: US MTN, EMTN, Kangaroo, Japan

•	No minimum size, no minimum or maximum maturity

•	Extensive range of structures (e.g. Reverse Convertible, PRDC, TARN, Snowball, CMS, CMT, Inverse FRN, Zero coupon, Range Accrual, Equity-Linked, Commodity-Linked, Fund-Linked, Credit-Linked)

Financial highlights (USD billion)

	1Q09	1Q08	2008	2007

Total assets	40.515	42.993	42.421	40.412

Total loans outstanding	19.813	24.825	19.893	23.044

Capital adequacy total*	12.0%	10.9%	11.6%	9.6%

Capital adequacy core*	8.7%	8.1%	8.1%	6.3%

Recent developments
On the 24th of June, 2009, Eksportfinans completed the sale of its wholly owned subsidiary Kommunekreditt Norge AS to KLP.
In May of 2009, Eksportfinans issued 1st quarter earnings for 2009. The underlying business operations for the Eksportfinans Group showed continued good performance. Net interest income in the 1st quarter of 2009 was NOK 353 million, which is an increase of NOK 245 million compared to the 1st quarter of 2008. Despite the demanding situation in the international capital markets, Eksportfinans experienced good access to funding in the 1st quarter of 2009 with total new funding of NOK 16.5 billion, compared with NOK 15.1 billion for the same period in 2008.
In a press release dated May 7, Eksportfinans announced that the process for selling Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS to KLP has been finalized, pending necessary government authorizations and other closing conditions.
In December of 2008, the Norwegian Ministry of Trade and Industry issued Proposition 32 which detailed measures that the government has or will take in order to safeguard continued supply of financing for export contracts that qualify for officially supported loans from Eksportfinans. Eksportfinans was also upgraded to an Objective Category 3 company, which acknowledges the importance of Eksportfinans’ role in obtaining competitive financing for the Norwegian export industry.
In November of 2008, the Norwegian government agreed to extend up to NOK 50 billion to Eksportfinans in order to satisfy the demand for export financing. This arrangement is meant to ensure ample financing for Eksportfinans’ core constituents in the current credit environment.

Disclaimer
Any information contained herein is neither an offer nor a solicitation of an offer to buy or sell securities. Any such offer is made only by the prospectus related to such securities. This document is subject to amendment and completion and should not be relied upon for the purpose of investment decisions. This document was last amended on July 9, 2009